                                                CONSOLIDATED 1995 ANNUAL REPORT

(Georgia Bontex logo appears here)

1995

FOR FISCAL YEAR ENDED
JUNE 30, 1995

                           NOBODY MAKES SHOES
                   BONTEX(REGISTER MARK) CAN'T FILL.

(Two photos appear here showing a Reebok hiking boot and a Reebok sports shoe both with the Georgia Bontex label.)

      BONTEX(Register Mark) products received the American Podiatrist Medical Association (APMA) seal of acceptance after undergoing stringent clinical and laboratory tests. The APMA seal of acceptance means
BONTEX(Register Mark) products conform to APMA guidelines and were found to assist in foot health and comfort.

      All BONTEX(Register Mark) products are MORI-FRESH(Register Mark) treated to resist mold-type growth related to bacteria and fungi which can cause odor and foot discomfort. BONTEX(Register Mark) innersoles are light, flexible, durable, tough, versatile and assist in foot comfort. BONTEX(Register Mark) can be used in any type of footwear and can be combined to SUREFOAM(Register
Mark), BONFOAM(Register Mark), MAXXON(Register Mark) and custom fabrics to meet your needs.

      BONTEX(Register Mark) has created products for handbags, luggage and handwear, too.

      BONTEX(Register Mark) products are designed to be "environmentally friendly". BONTEX(Register Mark) uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

      Please call, write or fax BONTEX(Register Mark) for samples.

                   (Georgia Bontex logo appears here)

(Two photos appear here of different types of boots. One with the Rocky(Register Mark) Shoes & Boots Inc. logo underneath and one with the Dan Post(Register Mark) Handcrafted Cushion Comfort(TM) logo underneath. Both boots show the Bontex label.)

(American Podiatric Medical Association and SATRA Footwear Technology Centre logos appear here)

BONTEX(Register Mark): One BONTEX(Register Mark) Drive, Buena Vista, VA 24416-0751. (703) 261-2181, Fax: (703) 261-3784 Telex: 7607542.
BONTEX(Register Mark) S.A. Stemberg, Belgium. Distributed and converted by:
BONTEX(Register Mark) Italia S.R.L., Villafranca, Verona, Italy.
BONTEX(Register Mark) de Mexico, Leon, Mexico.

                           BONTEX
                     MISSION STATEMENT
                    OUR MISSION IS TO BE
                     THE GLOBAL LEADER
                  IN THE MARKETS WE SERVE
                BY PROVIDING CUSTOMERS WITH
                    WORLD CLASS QUALITY
                   PRODUCTS AND SERVICE.

           (Georgia Bontex logo appears here)

              CONSOLIDATED 1995 ANNUAL REPORT

                          CONTENTS
 2         REMEMBRANCE
 3         CORPORATE AND PRODUCT PROFILE
 4         FINANCIAL HIGHLIGHTS
 5         MESSAGE TO SHAREHOLDERS
 7         FINANCIAL REVIEW
11         FINANCIAL STATEMENTS
24         INDEPENDENT AUDITORS' REPORT

                                       REMEMBRANCE
                                   MR. HUGO N. SURMONTE
                            MARCH 25, 1908 TO OCTOBER 10, 1994

     UNFORTUNATELY, THIS WAS THE YEAR THAT THE COMPANY'S FOUNDER, MR. HUGO N. SURMONTE, PASSED AWAY. MR. SURMONTE WAS THE RETIRED CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, TREASURER AND DIRECTOR OF GEORGIA BONDED FIBERS, INC. MR. SURMONTE DEDICATED HIS LIFE TO BUILDING GEORGIA BONDED FIBERS, INC. INTO A GLOBAL MANUFACTURING BASED COMPANY SERVING FOOTWEAR, HEADWEAR, AUTOMOTIVE, LUGGAGE, LEATHERGOODS AND ALLIED INDUSTRIES. THROUGH HIS LEADERSHIP AND VISION, GEORGIA BONDED FIBERS, INC. BECAME A GLOBAL LEADER IN THE MANUFACTURING AND DISTRIBUTION OF BONTEX(REGISTER MARK) ELASTOMERIC NONWOVEN FIBERBOARD PRODUCTS.

        THE MANAGEMENT OF THE COMPANY EXPRESSES THEIR SINCERE
CONDOLENCES TO MRS. MARIE GEORGIA SURMONTE AND DAUGHTERS, MRS. DOLORES KOSTELNI AND MRS. PATRICIA TISCHIO.

                               CORPORATE PROFILE
     Georgia Bonded Fibers, Inc. (Bontex) was founded by Hugo N. Surmonte in June 1946 under the laws of the State of New Jersey. The Company originally began as a leather processing operation, and today, Bontex is a leading worldwide manufacturer and distributor of uncoated and coated elastomeric wet web impregnated fiberboard products, generally described by the trademark BONTEX(Register mark). BONTEX(Register mark) is primarily used as an insole material in footwear, visorboard in headwear, dielectric sealing base in automotive door panels, backing substrate, stiffener and laminating base in luggage, leathergoods, and allied products. All BONTEX(Register mark) fiberboard products are designed to be "environmentally-friendly," because Bontex uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.
     The Company maintains its corporate headquarters in Newark, New Jersey; manufacturing facilities at Bontex, One Bontex Drive, Buena Vista, Virginia and at Bontex S.A., Stembert, Belgium; a distribution and converting operation at Bontex Italia s.r.l., Villafranca, Verona, Italy; and a distribution subsidiary, Bontex de Mexico, S.A. de C.V., in Leon, Mexico. Bontex also maintains a network of liaison offices and distributors globally to market Bontex products.
                                PRODUCT PROFILE
     Bontex manufactures uncoated and coated BONTEX(Register mark) fiberboard products; PVC breathable cushion foams, that are marketed under trademarks BON-FOAM(Register mark), MAXXON(Register mark) and SURE-FOAM(Register mark), and are sold in a variety of grades for use as shock absorbing insole material; BON-PEL(Register mark), a wet web nonwoven substrate, which is exceptionally strong and flexible; BONTEX(Register mark) 48 MA, an uncoated visorboard for use in military headwear, which has been approved by NATICK military laboratory. Bontex also combines certain products, such as foams, fabrics, and PVC's, with BONTEX(Register mark) fiberboard. Additionally, Bontex is the exclusive distributor globally to the footwear industry of an expanded polyurethane material manufactured by E.A.R. Specialty Composites, a division of Cabot Safety Corporation, trademarked MAXXON(Register mark) LS and CONFOR(Register mark). Registered trademarks the Company markets products include:
BONTEX(REGISTER MARK)
BON-PEL(REGISTER MARK) NONWOVEN
BON-FOAM(REGISTER MARK) CUSHION
MAXXON(REGISTER MARK) CUSHION
SUR-V-LON(REGISTER MARK) VINYL COATED BONTEX
SIR-PEL(REGISTER MARK)
MORIMER(REGISTER MARK)
SURTEX(REGISTER MARK)
SUPERTEX(REGISTER MARK)
MORI-FLEX(REGISTER MARK)
BON-STITCH(REGISTER MARK)
VINTEX(REGISTER MARK)
BON-DOE(REGISTER MARK)
BONTEX(REGISTER MARK) 200 RECYCLED
BONTEX(REGISTER MARK) 300 RECYCLED
                                       3

                              FINANCIAL HIGHLIGHTS
     The following graphs indicate the Company's continued strong sales growth over the past five years, as well as, the unprecedented volatility experienced during fiscal year 1995 with raw material prices and foreign currency exchange rates. These items, in addition to other pertinent financial information, are discussed in further detail in the Message to Shareholders and Management's Discussion and Analysis.

(Six graphs appear here with the plot points listed below.)

Net Sales
(millions of dollars)

1991       1992         1993          1994        1995
44,734     46,534       46,710        47,729      50,998
Comparison of 5-Year Cumulate Total
Return Among Georgia Bonded Fibers,
NASDAQ Market Index and MG Group Index
(in dollars)

                           1990      1991     1992     1993    1994    1995
MG PAPER PRODUCTS INDEX
NASDAQ MARKET INDEX
                           100       84.38    156.25   112.50  125.00  81.25

Market Cost of Prime Pulp Per
Ton
(in dollars)

1991       1992         1993          1994        1995
600        590          500           500         925
Market Cost of Latex Per Dry
Pound
(in dollars)

1991       1992         1993          1994        1995
 .76        .74          .74           .72         1.00
Belgian Franc/US Dollar
Exchange Rate

1991       1992         1993          1994        1995
32.7       34.1         34.7          35.3        30.6

Belgian Franc/Italian Lire
Exchange Rate

1991       1992         1993          1994        1995
2.75       2.72         2.35          2.16        1.91
                                   4

                      (Georgia Bonded logo appears here)
                            MESSAGE TO SHAREHOLDERS
DEAR FELLOW SHAREHOLDER:
     The Company experienced the best and worst of all worlds during fiscal 1995. Georgia Bonded Fibers, Inc. and its wholly-owned subsidiaries (Bontex) are pleased to announce record consolidated net sales of almost $51 million for the year ended June 30, 1995. The $3.3 million or 6.9 percent increase in sales reflects continued sales growth of BONTEX(Register mark) products primarily resulting from positive market penetration and improved global economic conditions, as well as foreign currency adjustments. However, the increase in sales did not translate into a profitable year because of significantly higher raw material costs and foreign currency exchange losses. Consolidated gross profits for the year decreased $1.2 million to $11.6 million. The Company posted a consolidated net loss of $1.46 million or $.93 per share for the year ended June 30, 1995, as compared to net income of $1.3 million or $.85 per share for the prior year. Last year's net income was higher than normal primarily due to a one-time gain of $400,000 resulting from the adoption of FASB 109, "Accounting for Income Taxes." Further details regarding the effects of foreign currency exchange rates, in addition to the Company's financial position and results of operations, are described in Management's Discussion and Analysis.
     The best we can say about fiscal 1995, is that it is behind us. To say the least, this has been a difficult year. The continual increase of raw material costs and volatility of foreign currency markets were two major items which cost our Company over $3.6 million in pretax profits. This situation provided an opportunity to implement several measures within our Company's strategic plan. These measures, coupled with present and future initiatives, should contribute to our Company's future growth and return the Company to profitability. However, management expects fiscal 1996 to be a challenging and difficult year in our efforts to return the Company to profitability.
     The cost of prime pulp and latex, two primary raw materials for the Company's products, increased by approximately 85 percent and 38 percent, respectively, during fiscal 1995. Management continues to aggressively implement various programs in an effort to effectively manage the situation. Management has increased prices, but the marketplace remains competitive, and this restricts our ability to raise selling prices to offset all cost increases. Additionally, management continues to attempt to reduce costs through application of technology to improve process efficiencies, while maintaining product quality, as well as through capital investments in machinery and equipment to increase productivity. These capital investments represent an investment in our Company's future.
     The foreign currency exchange losses for fiscal 1995 totaled approximately $1.5 million. However, subsequent to fiscal year end, the Company was able to recover approximately $500,000 in exchange losses, which will be reported as a gain in fiscal 1996. The higher than normal exchange losses are the result of the decrease in value of the US dollar, Italian lire and Mexican peso. Over the past twelve months, the Italian lire and US dollar decreased in value relative to the Belgian franc by 13 percent and 12 percent, respectively, and the Mexican peso reduced in value 100 percent relative to the US dollar. The largest portion of these exchange losses occurred at Bontex S.A., the Belgium subsidiary. A significant portion of the Belgium subsidiary's sales are denominated in US dollars and Italian lire, and as such, are subject to the risk of foreign exchange rate fluctuations.
                                       5

     Management has revised its Risk Management Program (RMP) to better manage the Company's exposure to foreign currency exchange rate fluctuations. The revised RMP is a coordinated approach in the management of foreign currency risks. The overall policy of the RMP is to match currency denominations of the Company's assets with those of its liabilities, in a manner intended to reduce the Company's foreign currency exposure. Additionally, Bontex S.A. will continue to utilize forward exchange contracts and other approved hedging instruments to manage currency risks. Management regards these international markets as excellent opportunities for future growth and profits, and continues to monitor the situation and evaluate various alternatives to manage exposure to such risks.
     The mission of your Company is to be the global leader in all its markets by providing customers with world class quality BONTEX(Register mark) products and service. This mission defines our Company's strategic plan. Significant progress was made in 1995 toward expanding our role as a global market leader. Even though our industry has become intensely competitive, our market position has never been better. Additionally, the Company's converting facilities continue to show increased volume and open new markets for coated and composite items converted on BONTEX(Register mark) substrates.
     Bontex's best measure of quality is our ability to deliver customer satisfaction. To maintain the Company's quality leadership, Bontex has embarked on the implementation of the International Organization for Standardization
(IOS) quality assurance system ISO 9000 at all manufacturing facilities. Management is striving for ISO 9000 registration during fiscal year 1996.
     The future of our Company relies on its ability to continue to efficiently produce and distribute BONTEX(Register mark) products globally. The Company's plans to establish a manufacturing subsidiary in Malaysia continue as scheduled. Bontex Sdn Bhd is expected to improve our access to Asia, the world's largest market for Bontex products, through better utilization of resources and higher level of customer service. Management anticipates completing site selection during fiscal 1996. However, construction and completion of the proposed facility are subject to a number of significant conditions, including the profitability of the Company, final approval by the Company's Board of Directors, procurement of capital and Malaysian regulatory approvals.
     Your Company recognizes its responsibility to protect the environment in which we all work and live. Our pursuit for success has not lessened our commitment to maintaining a clean environment. Concerning environmental matters, the Company has budgeted approximately $4.0 million over the past three years to develop and construct water treatment facilities at the Company's two plants. These waste water treatment plants will utilize cost effective batch reactor processes adapting innovative microbiotic technologies. Bontex will continue to dedicate significant financial resources to environmental matters, and intends to continue to conduct business in a fashion that will preserve our environment.
     Management views the outlook for global sales of BONTEX(Register mark) products positively, as supported by the Company's successful marketing program. There will always be challenges, but we believe that our greatest rewards lie in the future: We are poised to build upon the results of our past efforts in meeting our goals.
     I take this opportunity to express my personal respect and gratitude to Mr. Hugo Surmonte, founder of Georgia Bonded Fibers, who passed away on October 10, 1994, for his guidance and sound advice over the years.
     We thank our employees, representatives and distributors globally for their outstanding teamwork. We are particularly grateful to all our customers for the trust placed in us, and we thank you, our shareholders, for your continued support of the Company and its management. We believe that the current management team has the experience and skill to continue to lead the Company toward achieving its mission, as defined in our strategic plan, to be the global leader.
(Signature of James C. Kostelni)
JAMES C. KOSTELNI
CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER

BONTEX, BUENA VISTA, VA. 24416  TEL. 540-261-2181  FAX 540/261-3784 SUBSIDIARIES
   (Bullet) BONTEX S.A. STEMBERT BELGIUM (Bullet) BONTEX S.R.L. 37069
                       VILLAFRANCA VERONA, ITALY

                  GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                       SUMMARY OF SELECTED FIVE YEAR DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                             YEARS ENDED JUNE 30,
                                                               1995       1994       1993       1992       1991
Net sales                                                     $50,998    $47,729    $46,710    $46,534    $44,734
Income (loss) before cumulative effect of change in
  accounting principles                                        (1,458)       935        193        942        212
Cumulative effect of change in accounting principles               --        400         --         --         99
Net income (loss)                                             $(1,458)   $ 1,335    $   193    $   942    $   311
Income (loss) per share:
  Before cumulative effect of change in accounting
     principles                                               $  (.93)   $   .60    $   .12    $   .60    $   .14
  Cumulative effect of change in accounting principles             --        .25         --         --        .06
  Net income (loss)                                           $  (.93)   $   .85    $   .12    $   .60    $   .20
Total assets                                                  $39,527    $31,032    $28,840    $28,669    $22,753
Long-term debt                                                $ 1,364    $ 1,511    $ 1,056    $ 1,493    $   964
Cash dividends declared per common share*                     $    --    $    --    $   .05    $    --    $    --

* A cash dividend of $.05 was paid during the second quarter of 1993.
                         COMMON STOCK AND DIVIDEND DATA
     The stock of Georgia Bonded Fibers, Inc. is traded over the counter on the NASDAQ National Market under the symbol BOTX.
     At August 29, 1995 there were 855 shareholders of record. No cash dividends have been declared or paid during fiscal years 1995 and 1994.

                                                             BID PRICE RANGE
                                                             HIGH        LOW
Fiscal Year Ended June 30,
1995
  First Quarter                                              $6.00      $5.00
  Second Quarter                                              6.50       5.50
  Third Quarter                                               5.50       3.50
  Fourth Quarter                                              4.13       2.98
1994
  First Quarter                                              $4.75      $3.75
  Second Quarter                                              5.25       4.50
  Third Quarter                                               5.25       4.25
  Fourth Quarter                                              5.50       4.50

                  GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION
RESULTS OF OPERATIONS
     Net sales for 1995 reached a record level of $50,998,000. The $3,269,000 or
6.9 percent increase in net sales over last year reflects continued sales growth, of both converted and nonconverted products, due mainly to positive market penetration, improvements in overall global economic conditions, as well as foreign currency translation adjustments. The Company's 1995 consolidated net loss of $1,458,000 is primarily due to significantly higher raw material costs and foreign currency exchange losses. Last year, the Company recorded consolidated net income of $1,335,000, which was higher than normal because of a one-time gain of $400,000 resulting from the cumulative effect of adopting of FASB 109, "Accounting for Income Taxes." The Company's 1993 net income of $193,000 was lower than 1994, because of high foreign currency exchange losses and price competition.
     Cost of sales as a percent of net sales was 77.3 percent in 1995; 73.1 percent in 1994; and 75.3 percent in 1993. This adverse fluctuation reduced the Company's profitability by approximately $2.1 million in 1995. The higher cost of sales in 1995, both as a percent of net sales and in total, was largely due to the unprecedented increase in raw material costs. The decrease in cost of sales in 1994 was primarily the result of stable raw material costs and efficiency gains realized from expanded volume.
     Although at reduced levels in past years, cost trends during 1995 indicated increased inflationary pressures. For example, the cost of pulp and latex, two primary raw materials for the Company's products, increased by 85 percent and 38 percent, respectively, as shown in the graphs on page 4 of the Annual Report. Management has implemented various measures in an attempt to manage the situation, including raising selling prices, capital enhancements to improve production efficiencies and several cost control measures through better utilization of existing resources. It is difficult to implement price increases for the Company's finished goods due to the globally competitive environment in which the Company operates, and even more difficult to estimate future raw material prices. Based on current information, management anticipates that raw material prices will stabilize and possibly decline during 1996. Management intends to continue to prudently apply technology to manufacture high quality products while attempting to reduce costs in all areas of operations in an effort to maintain competitive selling prices. There can be no assurance, however, that increased raw material prices will not continue to have an adverse effect on the Company's operations or competitive position in the future.
     The Company's United States operations uses the last-in, first-out (LIFO) method of inventory accounting; however, for comparison purposes with other companies, if the first-in, first-out (FIFO) method of accounting had been used, reported gross profit would have been higher by $342,000 in 1995, and lower by $23,000 and $57,000 in 1994 and 1993, respectively. Net income would have been higher by $212,000 or $.13 per share in 1995 and lower by $14,000 or $.01 per share and $36,000 or $.02 per share for 1994 and 1993, respectively.
     As a percent of net sales, selling, general and administrative expenses (SG&A) were 23.3 percent in 1995; 22.8 percent in 1994; and 20.7 in 1993. The increase in the 1995 SG&A percentage as compared to 1994 was mainly due to certain expenses increasing at a higher rate than sales, such as costs for marketing, travel and payroll related expenditures. The increase in the 1994 SG&A percentage as compared to 1993, was primarily due to 1993 SG&A being lower than normal because of the reversal of a contingent liability for $363,000 and a pension credit of $352,000, as discussed in Note 7 of the Notes to the Consolidated Financial Statements. All salaries on a global basis have been frozen, and various cost control measures have been implemented to reduce SG&A costs.
     The increase in interest expense in 1995, as compared to 1994 and 1993, is mainly due to higher interest rates and increased borrowings. Proceeds from the expanded credit facilities were utilized for planned capital additions, such as the mandated environmental projects, as well as funding of operations. A large portion of the Company's debt consists of short-term credit facilities with floating interest rates. To protect the Company's financial position from future interest rate increases, the Company entered into a number of interest rate swap agreements during the year, to provide for fixed interest payments and stable cash outflows. These agreements are described in Note 8 of the Notes to the Consolidated Financial Statements.
     Foreign currency exchange rates have different effects from year to year on the translation of the income statement and balance sheet. The income statements of foreign subsidiaries are translated using the weighted average currency exchange rate in effect during the year, and the balance sheet is translated using the currency exchange rate in effect at year end. The weighted average foreign currency exchange rates were lower during 1995, as compared to 1994. The impact of the rate
                                       8
decrease from 1994 to 1995, resulted in net sales being higher by approximately $3,200,000. The fluctuation in foreign currency exchange from 1993 to 1994 resulted in net sales being lower by approximately $3,600,000. On the balance sheets, the foreign currency exchange rates at June 30, 1995, were lower than the currency exchange rates at June 30, 1994, which resulted in a translation increase of approximately $3,000,000 in total assets, as compared to the translation increase of approximately $700,000 last year.
     International operations are subject to certain inherent risks, including currency fluctuations, export duties, restrictions on transfer of funds and political instability. Management continually monitors and assesses these inherent risks, and evaluates various alternatives to manage exposure to such risks. The exposure to foreign currency exchange losses represents the risk that the eventual net cash flows resulting from a sale or purchase will be adversely affected by changes in exchange rates. During 1995, the Company experienced extreme volatility in the foreign exchange markets, as demonstrated in the graphs on page 4 of the Annual Report. This unusual volatility resulted in larger than normal currency exchange losses, and accordingly, management revised its Risk Management Program (RMP). The revised RMP is a coordinated approach in the management of foreign currency risks: The overall policy of the RMP is to match currency denominations of the Company's assets with those of its liabilities, in a manner intended to reduce the Company's foreign currency exposure. The coordinated approach of the RMP is achieved by, among other things, purchasing certain raw materials in US dollars, financing in local currencies, as well as utilizing forward exchange contracts and other approved hedging instruments.
     Total foreign currency exchange loss in 1995 was $1,477,000, as compared to a gain of $247,000 for the prior year. The higher than normal exchange losses are mainly the result of the decrease in value of the US dollar, Italian lire and Mexican peso. Over the past twelve months, the Italian lire and US dollar decreased in value relative to the Belgian franc by 13 percent and 12 percent, respectively, and the Mexican peso reduced in value by more than 100 percent relative to the US dollar. The largest quantity of the exchange losses occurred at Bontex S.A., the Belgian subsidiary. A significant portion of the Belgian subsidiary's sales are denominated in US dollars and Italian lire, and as such, are subject to the risk of foreign exchange rate fluctuations. The revised RMP should greatly reduce these exchange losses; however, management cannot assure that such exchange losses will not occur again in the future. All transactions denominated in foreign currencies are not hedged (i.e., Mexican peso, Canadian dollar, etc.) since the volume of such transactions is limited and therefore the cost to hedge is considered prohibitive. The Company regards these international markets as excellent opportunities for future growth in revenues and profits, and will continue to attempt to manage these risks in the most cost-effective manner. Subsequent to fiscal year end, the Company recovered approximately $500,000 in exchange losses due to improved US dollar and Italian lire exchange rates. This gain will be reported in the first quarter earnings of fiscal year 1996.
     Total foreign currency exchange loss for 1993 was $670,000. In 1994 and 1993, the foreign exchange currency losses with the Italian subsidiary were $227,000 and $462,000, respectively, because of the devaluation of the Italian lire that resulted when Italy withdrew from the European Rate Mechanism in 1993. Bontex S.A. utilizes foreign exchange contracts to manage the exposure of sales denominated in U.S. dollars to changes in foreign exchange rates. Forward exchange contracts are valued at market value at fiscal year end, and the resulting unrealized foreign currency gain of $267,000 and loss of $213,000 were recorded in 1994 and 1993, respectively. The favorable valuation of these contracts in 1994 was largely due to the contract exchange rate being higher than the market rate. Refer to Note 8 of the Notes to Consolidated Financial Statements for further details regarding foreign exchange contracts.
     The effective tax rate for the Company was 37.9 percent in 1995; 43.0 percent in 1994; and 43.7 percent in 1993. The tax benefit in 1995 was attributed to the operating loss and includes $781,000 relating to net operating loss carryforwards. The higher effective tax rates in 1994 and 1993 were principally due to higher taxable income, disallowed expense and higher tax rates at the Company's European subsidiaries. Refer to Note 5 of the Notes to Consolidated Financial Statements for further details regarding income taxes. FINANCIAL CONDITION
     Cash and cash equivalents increased by $3,017,000 largely due to higher borrowings to finance operations and planned plant and equipment additions, and larger than normal deposits held in anticipation of improved foreign currency exchange rates. Trade accounts receivable increased approximately $879,000 to $15,300,000 at June 30, 1995, as compared to last year, primarily because of currency translation adjustments, higher sales volume and extended credit terms to meet competition in the market. Other receivables primarily consist of value added taxes (VAT) the Company's European subsidiaries have paid for which the Company will receive a refund. The decrease in other receivables was mainly due to the receipt of the VAT deposits. Inventory balances at June 30, 1995 were $7,650,000, up from $4,892,000 the prior year. The increase in inventory of $2,758,000 was primarily at the Company's Belgium subsidiary, where raw material inventory balances were higher than
                                       9
normal because of the procurement of certain inventories at favorable prices, prior to the consumption of existing higher cost inventories. Management continues to implement controls over finished goods and raw material inventories to control costs through the reduction of stock, seconds, and scrap.
     The Company invested $1,704,000 and $1,868,000 in plant and equipment additions during 1995 and 1994, respectively. The plant and equipment additions mainly represent capital expenditures for mandated environmental controls, and various capital improvements to enhance the productivity of manufacturing and converting facilities in the United States, Belgium, and Italy. Capital expenditures for 1996 are projected not to exceed $2,600,000.
     Accounts payable increased $2,424,000 to $10,339,000 at June 30, 1995, as compared to the prior year, mainly because of accruals relating to capital additions and higher raw material inventory balances. Short-term borrowing increased $5,335,000 to $11,674,000 at June 30, 1995 and primarily corresponds to increased cash and inventories as previously discussed. The increase in long-term debt was primarily due to the funding of capital additions as previously discussed. The Company believes current credit facilities will be sufficient to meet future operating and capital requirements. Refer to Note 4 of the Notes to Consolidated Financial Statements for further details regarding Long-term Debt and Financing Agreements.
     Working capital decreased by $3,231,000 to $1,816,000 and the current ratio decreased from 1.30 to 1.07 at June 30, 1995. The ratio of total liabilities to equity increased at fiscal year end to 2.53 from 1.57 the prior year. These changes are primarily attributed to capital additions and related increased debt and the operating loss during fiscal 1995. The Company is required to maintain certain minimum financial ratios on a quarterly basis under the covenants of a secured debt agreement. As a result of the decrease in various financial ratios, the Company obtained a waiver from such requirements at June 30, 1995. There is no assurance the Company will be able to obtain future waivers from such requirements, and accordingly, $1,846,000 of the long-term debt has been classified as current.
ENVIRONMENT
     As with all fiberboard manufacturers, the Company is subject to regulation by various federal, state, foreign and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of contaminants into the environment, including effluent limitations, in addition to requiring the Company to obtain and operate in compliance with the conditions of permits and other governmental authorizations. The Company has made and intends to continue to make substantial capital investments and operating expenditures, as well as production adjustments, in connection with compliance with environmental laws and regulations. Refer to Note 9 of the Notes to the Consolidated Financial Statements for further details regarding environmental matters.
ACCOUNTING CHANGE
     In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The Company changed its method of accounting for income taxes effective July 1, 1993, to adopt the new accounting standard. The cumulative effect of the change in accounting principle increased net income by $400,000 or $.25 per share, as reported separately in the statement of income for the year ended June 30, 1994, as described in Notes 1 and 5 of Notes to the Consolidated Financial Statements.
                                       10

                  GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                    YEARS ENDED JUNE 30, 1995, 1994 AND 1993
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     1995       1994       1993
NET SALES                                                                           $50,998    $47,729    $46,710
COST OF SALES                                                                        39,398     34,886     35,187
  Gross Profit                                                                       11,600     12,843     11,523
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                                         11,913     10,865      9,679
  Operating income (loss)                                                              (313)     1,978      1,844
OTHER (INCOME) EXPENSES:
  Interest expense                                                                      984        668        921
  Interest income                                                                      (219)       (47)       (60)
  Foreign currency exchange (gain) loss                                               1,477       (247)       670
  Other -- net                                                                         (209)       (35)       (30)
                                                                                      2,033        339      1,501
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                                           (2,346)     1,639        343
PROVISION FOR INCOME TAXES                                                             (888)       704        150
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE                                                            (1,458)       935        193
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR
  INCOME TAXES                                                                           --        400         --
     Net income (loss)                                                              $(1,458)   $ 1,335    $   193
INCOME (LOSS) PER SHARE:
  Before cumulative effect of change in accounting principle                        $  (.93)   $   .60    $   .12
  Cumulative effect of change in accounting for income taxes                             --        .25         --
     Net income (loss)                                                              $  (.93)   $   .85    $   .12

     See accompanying notes to consolidated financial statements.
                                       11

                  GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 1995 AND 1994
                       (IN THOUSANDS, EXCEPT SHARE DATA)

ASSETS                                                                                            1995       1994
CURRENT ASSETS:
  Cash and cash equivalents                                                                    $ 4,379    $ 1,362
  Short-term investments                                                                            --        123
  Trade accounts receivable, less allowance for doubtful
     accounts of $156 ($183 at 1994)                                                            15,300     14,421
  Other receivables                                                                                490        946
  Inventories                                                                                    7,650      4,892
  Deferred income taxes                                                                            449         30
  Income taxes refundable                                                                          145         12
  Other current assets                                                                             227        131
     Total current assets                                                                       28,640     21,917
PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                                             271        224
  Building and building improvements                                                             4,383      4,122
  Machinery, furniture and equipment                                                            14,256     12,309
  Construction in progress                                                                       1,578        866
                                                                                                20,488     17,521
Less accumulated depreciation and amortization                                                  10,621      9,172
     Net property, plant and equipment                                                           9,867      8,349
Deferred income taxes                                                                              333         --
Other assets                                                                                       687        766
     Total assets                                                                              $39,527    $31,032
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term borrowings                                                                        $11,674    $ 6,339
  Accounts payable                                                                              10,339      7,915
  Accrued expenses                                                                               2,622      2,223
  Income taxes payable                                                                              --         62
  Long-term debt due currently                                                                   2,189        331
     Total current liabilities                                                                  26,824     16,870
Long-term debt                                                                                   1,364      1,511
Deferred income taxes                                                                               --        121
Other long-term liabilities                                                                        153        450
     Total liabilities                                                                          28,341     18,952
STOCKHOLDERS' EQUITY:
  Common stock of $.10 par value. Authorized 3,000,000 shares;
     issued and outstanding 1,572,824 shares                                                       157        157
  Additional paid-in capital                                                                     1,551      1,551
  Retained earnings                                                                              8,213      9,671
  Foreign currency translation adjustment                                                        1,265        701
     Total stockholders' equity                                                                 11,186     12,080
     Total liabilities and stockholders' equity                                                $39,527    $31,032

     See accompanying notes to consolidated financial statements.
                                       12

                  GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                    YEARS ENDED JUNE 30, 1995, 1994 AND 1993
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                        FOREIGN
                                                                             ADDITIONAL                 CURRENCY
                                                                   COMMON     PAID-IN      RETAINED    TRANSLATION
                                                                   STOCK      CAPITAL      EARNINGS    ADJUSTMENT     TOTAL
Balances, June 30, 1992                                             $157       $1,551      $ 8,221       $  896      $10,825
Net income                                                            --           --          193           --          193
Cash dividend, ($.05 per share)                                       --           --          (78 )         --          (78)
Aggregate translation adjustment                                      --           --           --         (419)        (419)
Balances, June 30, 1993                                              157        1,551        8,336          477       10,521
Net income                                                            --           --        1,335           --        1,335
Aggregate translation adjustment                                      --           --           --          224          224
Balances, June 30, 1994                                              157        1,551        9,671          701       12,080
Net loss                                                              --           --       (1,458 )         --       (1,458)
Aggregate translation adjustment                                      --           --           --          564          564
Balances, June 30, 1995                                             $157       $1,551      $ 8,213       $1,265      $11,186

See accompanying notes to consolidated financial statements.
                                       13

                  GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1995, 1994 AND 1993
                                 (IN THOUSANDS)

                                                                                                1995        1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash received from customers                                                                $ 50,133    $ 46,595    $ 45,407
  Cash paid to suppliers and employees                                                         (51,227)    (44,091)    (44,414)
  Interest received                                                                                212          47          60
  Interest paid                                                                                   (986)       (674)       (921)
  Income taxes paid, net of refunds                                                               (205)       (799)       (254)
     Net cash provided by (used in) operating activities                                        (2,073)      1,078        (122)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of short-term investments                                                               --        (123)       (852)
  Proceeds from maturities of short-term investments                                               123         419         850
  Proceeds from sales of property, plant and equipment                                              39          22          30
  Acquisition of property, plant and equipment                                                  (1,704)     (1,868)     (1,226)
     Net cash used in investing activities                                                      (1,542)     (1,550)     (1,198)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase (decrease) in short-term borrowings, net                                              4,288        (265)      2,290
  Long-term debt incurred                                                                        2,000         701          --
  Principal payments on long-term debt and capital lease obligations                              (569)       (287)       (248)
  Dividends paid                                                                                    --          --         (78)
     Net cash provided by financing activities                                                   5,719         149       1,964
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                            913          24         (86)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                             3,017        (299)        558
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                   1,362       1,661       1,103
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                      $  4,379    $  1,362    $  1,661
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
  Net income (loss)                                                                           $ (1,458)   $  1,335    $    193
  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
     Cumulative effect of change in accounting principle                                            --        (400)         --
     Depreciation and amortization                                                               1,072         821         830
     Gain on sale of property, plant and equipment                                                 (15)        (14)        (27)
     Provision for bad debts                                                                        42          34          25
     Deferred income taxes                                                                        (885)        220        (133)
     Donated property                                                                              (82)         --          --
     Change in assets and liabilities:
       (Increase) decrease in trade accounts and other receivables                                 471      (1,996)     (1,247)
       (Increase) decrease in inventories                                                       (2,360)        575         347
       (Increase) decrease in other assets                                                          70        (550)       (491)
       Increase in accounts payable and accrued expenses                                         1,493       1,144         321
       Increase (decrease) in income taxes                                                        (159)        113          --
       Increase (decrease) in other liabilities                                                   (262)       (204)         60
       Net cash provided by (used in) operating activities                                    $ (2,073)   $  1,078    $   (122)
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Donated property                                                                            $     82    $     --    $     --
  Construction in progress accrued in payables                                                $    178    $     75    $    130

See accompanying notes to consolidated financial statements.
                                       14

                  GEORGIA BONDED FIBERS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JUNE 30, 1995, 1994 AND 1993
                  (ALL AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
CONSOLIDATION-The accounts of Georgia Bonded Fibers, Inc. and its wholly-owned subsidiaries, Bontex S.A., Belgium, Bontex Italia, s.r.l., Italy and Bontex de Mexico C.V., Mexico, (the Company) are included in the consolidated financial statements after elimination of significant intercompany accounts and transactions.
FOREIGN CURRENCY TRANSLATION-Assets and liabilities of the Company's foreign operations are translated from foreign currencies into U.S. dollars at exchange rates in effect as of the close of the year and income statement amounts are translated at the weighted average currency exchange rates in effect during the year. Adjustments from financial statement translation are shown as a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in net income.
CASH EQUIVALENTS-Cash equivalents of $791 and $794 at June 30, 1995 and 1994, respectively, consist of collateralized overnight repurchase agreements. For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.
INVENTORIES-Inventories are stated at the lower of cost or market. Cost of inventories maintained in North America is determined on the last-in, first-out
(LIFO) and in Europe on the first-in, first-out (FIFO) basis.
PROPERTY, PLANT AND EQUIPMENT-Property, plant and equipment are stated at cost. Machinery and equipment held under capital leases are stated at the present value of minimum lease payments at the inception of the lease.
DEPRECIATION AND AMORTIZATION-Depreciation is provided by the straight-line method over the estimated useful lives of the related assets. Machinery and equipment held under capital leases are amortized by the straight-line method over the shorter of the lease term or estimated useful life of the asset. Amortization of assets held under capital leases is included in depreciation and amortization of property, plant and equipment.
OTHER ASSETS-Other assets consist principally of deferred loan costs, trademarks, prepaid pension costs and various deposits. The deferred loan costs are amortized over the life of the loans. Trademark costs are amortized on a straight-line basis over five years.
ADVERTISING COSTS-Advertising costs consist of various marketing expenses, including advertisements, and are expensed as incurred.
FINANCIAL INSTRUMENTS-The Company enters into interest rate swap transactions to manage its interest rate exposure. Income or expense arising from these transactions is accounted for as an adjustment to interest expense over the life of the agreements. The Company also enters into forward foreign exchange contracts to manage the exposure of sales by Bontex S.A. which are denominated in U.S. dollars to changes in foreign currency exchange rates. The contracts mature at various dates, are valued at market and the resulting gain or loss is recorded in the income statement.
USE OF ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
CHANGE IN ACCOUNTING PRINCIPLE-The Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective July 1, 1993. Among other provisions, this standard requires the Company to record deferred income taxes using the enacted corporate income tax rates for the years in which the taxes will be paid. Because corporate income tax rates at July 1, 1993, were lower than the rates that existed when the deferred taxes were originally recorded, the cumulative effect of the adoption of the new standard increased net income by $400, and is reported
                                       15
separately in the consolidated statement of income for the year ended June 30, 1994. Apart from this benefit, the new accounting principle had no material effect on net income in 1994 and does not affect cash flows.
Pursuant to the deferred method under APB Opinion 11, which was applied in 1993, and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of the calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.
INCOME PER SHARE-Income per share has been computed on the basis of the number of shares outstanding during each year (1,572,824 shares). RECLASSIFICATIONS-Certain reclassifications have been made to the prior year balances to conform with current year presentation.
2. INVENTORIES
Cost of inventories of approximately $1,881 in 1995, and $2,094 in 1994, is determined by the last-in, first-out method (LIFO). Remaining inventories of approximately $5,769 in 1995, and $2,798 in 1994, are determined by the first-in, first-out method (FIFO). During 1995, a LIFO inventory layer was reduced resulting in charging lower inventory costs to cost of sales of $173 less than June 30, 1995 prices.
Inventories are summarized as follows:

                                                                    1995           1994
Finished goods                                                     $3,644         $3,336
Raw materials                                                       4,148          1,439
Supplies                                                              635            552
  Inventories at FIFO                                               8,427          5,327
LIFO reserves                                                         777            435
                                                                   $7,650         $4,892

3. BUSINESS SEGMENT INFORMATION AND INTERNATIONAL OPERATIONS
Georgia Bonded Fibers, Inc. (Bontex) and its wholly-owned subsidiaries are predominantly engaged in the manufacturing and distribution of uncoated and coated BONTEX(Register mark) elastomeric fiberboard products.
BONTEX(Register mark) products are primarily used as an insole material in footwear, visorboard in headwear, stiffener and laminating base for luggage, leathergoods and allied industries globally.
Export sales for Georgia Bonded Fibers, Inc. totaled $9,161, $8,827 and $8,910 in 1995, 1994 and 1993, respectively. Sales to Asian countries represent approximately 86 percent of total export sales for Georgia Bonded Fibers, Inc. during the past three years.
For the past three years, sales to one customer ranged from approximately 11 percent to 15 percent of consolidated net sales.
                                       16

Information related to the domestic and foreign operations follows:

                                                      NORTH AMERICAN     EUROPEAN
                                                        OPERATIONS      OPERATIONS    ELIMINATIONS    CONSOLIDATED
1995:
  Total assets                                           $ 14,311        $ 27,426       $ (2,210)       $ 39,527
  Total liabilities                                         5,785          23,310           (754)         28,341
  Net sales                                                19,735          31,541           (278)         50,998
  Income (loss) before income taxes and cumulative
     effect of change in accounting principle                (933)         (1,424)            11          (2,346)
  Net (loss) income                                          (615)           (854)            11          (1,458)
1994:
  Total assets                                           $ 13,318        $ 19,808       $ (2,094)       $ 31,032
  Total liabilities                                         4,177          15,413           (638)         18,952
  Net sales                                                20,635          27,341           (247)         47,729
  Income before income taxes and cumulative effect
     of change in accounting principle                         26           1,456            157           1,639
  Net income                                                  394             784            157           1,335
1993:
  Total assets                                           $ 13,307        $ 17,476       $ (1,943)       $ 28,840
  Total liabilities                                         4,541          14,204           (426)         18,319
  Net sales                                                20,291          26,813           (394)         46,710
  Income before income taxes and cumulative effect
     of change in accounting principle                         91             289            (37)            343
  Net income                                                   96             134            (37)            193

Net assets of European operations not available for distribution amounted to approximately $808 and $588 at June 30, 1995 and 1994, respectively.
4. LONG-TERM DEBT AND FINANCING AGREEMENTS
The following long-term debt was outstanding as of June 30, 1995 and 1994:

                                                                                               1995        1994
10.50% loan payable to a bank in the United States in quarterly installments of $77 through June 2001; collateralized by accounts receivable and inventory in U.S. and
subject to various loan covenants                                                             $1,846      $   --
3% disaster loan payable to the Small Business Administration in monthly installments of
$2 including interest with the unpaid balance due in 1995                                         --         105
7.72% loan payable to an agency of the Belgian government in six remaining annual
installments due in July 1995                                                                    590         596
9.73% loan payable to an agency of the Belgian government in one remaining annual
installment due in July 1995                                                                      58         101
7.72% loan payable to an agency of the Belgian government in ten annual installments of
$88 from September 1995 to September 2004                                                        878         761
12.25% loan payable to a bank in Italy in monthly installments of $8 through March 1997;
collateralized by plant and equipment in Italy.                                                  181         279
                                                                                               3,553       1,842
  Less long-term debt due currently                                                            2,189         331
     Long-term debt                                                                           $1,364      $1,511

The principal payments of long-term debt are as follows:

1996                                                                    $2,189
1997                                                                       269
1998                                                                       186
1999                                                                       186
2000                                                                       186
Thereafter                                                                 537
Total                                                                   $3,553

The loans payable to an agency of the Belgian government provide the lender the right to request a first mortgage on Bontex S.A.'s property, plant and equipment.
European operations have short-term credit facilities totaling approximately $11,424 and $7,460 at June 30, 1995 and 1994, respectively. As of June 30, borrowings under these facilities were as follows:

                                                                     1995         1994
Short-term bank loans with various interest rates between
  8.18% and 11.38%                                                  $11,274      $5,547
Overdrafts bearing interest at prime plus 1%                            150         392
                                                                    $11,424      $5,939

One lender has the right to request a mortgage on Bontex S.A.'s property, plant and equipment.
Georgia Bonded Fibers, Inc. has an unsecured line of credit arrangement with a bank whereby Georgia Bonded Fibers, Inc. may borrow up to $250 at the prime rate of interest. Georgia Bonded Fibers, Inc. has a secured line of credit arrangement with another bank whereby Georgia Bonded Fibers, Inc. may borrow up to $1,000 at the prime rate or London Inter Bank Offered Rate (LIBOR) plus a prime margin ranging from 50 to 100 basis points or a LIBOR margin ranging from 240 to 290 basis points, depending on which rate is utilized and certain financial ratios. At June 30, 1995 and 1994, Georgia Bonded Fibers, Inc. had borrowings of $250 and $400, respectively, outstanding under these lines of credit.
Consolidated weighted average interest rates on short-term borrowings at June 30, 1995 and 1994 are 7.5 and 6.8 percent, respectively.
Georgia Bonded Fibers, Inc. is subject to various loan covenants under the secured debt agreement and has pledged certain receivables and inventory of Georgia Bonded Fibers, Inc. as security. As a result of the decrease in various financial ratios relating to $1,846 of long-term debt, the Company obtained a waiver from such requirements at June 30, 1995. There is no assurance the Company will be able to obtain future waivers from such requirements, and accordingly, $1,846 of the long-term debt has been classified as current.
                                       18

5. INCOME TAXES
As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 109 as of July 1, 1993. The cumulative effect of this change in accounting for income taxes is $400, and is reported separately in the statement of income for the year ended June 30, 1994.
The U.S. and foreign components of the provision for income taxes are presented as follows:

                                                       CURRENT      DEFERRED      TOTAL
1995:
  Federal                                               $(136)       $ (174)      $(310)
  State                                                    (1)           (7)         (8)
  Foreign                                                 134          (704)       (570)
                                                        $  (3)       $ (885)      $(888)
1994:
  Federal                                               $   6        $   34       $  40
  State                                                   (13)            5          (8)
  Foreign                                                 491           181         672
                                                        $ 484        $  220       $ 704
1993:
  Federal                                               $  17        $   (5)      $  12
  State                                                    (9)           (8)        (17)
  Foreign                                                 275          (120)        155
                                                        $ 283        $ (133)      $ 150

The deferred tax benefit of $885 in 1995 includes $781 relating to operating loss carryforwards.
The provision for income taxes differs from the expected tax expense (benefit) (computed by applying the U.S. Federal corporate rate to income or loss before income taxes and cumulative effect of change in accounting principle) as follows:

                                                                              1995      1994     1993
Federal income tax at statutory rate                                          $(798)    $557     $117
Increase (reduction) in income taxes resulting from:
  Foreign Sales Corporation                                                     (23)     (75)     (70)
  Foreign income (loss) at other than U.S. rates                               (115)     161       69
  State and local taxes, net of federal income tax benefit                       (5)     (12)     (12)
  Other differences, net                                                         53       73       46
     Provision for income taxes                                               $(888)    $704     $150
Effective income tax rate                                                        38%      43%      44%
U.S. Federal statutory income tax rate                                           34%      34%      34%

The components of deferred tax assets and liabilities at June 30, 1995 and 1994 are presented below:

                                                                                                     1995     1994
Deferred tax assets:
  Accounts receivable, principally due to allowance for doubtful accounts                           $   29    $ 78
  Inventories, principally due to additional costs capitalized for tax purposes                         94     120
  Other assets, due to difference in amortization of trademarks                                        100      79
  Accrued pension and retirement benefits                                                              205     198
  Net operating loss carryforwards                                                                     813      32
  Alternative minimum tax credit carryforwards                                                          99      36
  Other                                                                                                  5      23
     Total gross deferred tax assets                                                                 1,345     566
Deferred tax liabilities:
  Plant and equipment, principally due to differences in depreciation and capital gain
     recognition                                                                                       542     492
  Foreign exchange contracts, due to difference in income recognition                                   --     125
  Other                                                                                                 21      40
     Total gross deferred tax liabilities                                                              563     657
     Net deferred tax asset (liability)                                                             $  782    $(91)

The U.S. and foreign components of the net deferred tax asset (liability) at June 30, 1995 and 1994 are presented below:

                                                    CURRENT      NONCURRENT      TOTAL
1995:
  U.S.                                               $ 277         $   26        $ 303
  Belgium                                              148            307          455
  Italy                                                 24             --           24
                                                     $ 449         $  333        $ 782
1994:
  U.S.                                               $ 135         $  (13)       $ 122
  Belgium                                             (125)          (103)        (228)
  Italy                                                 20             (5)          15
                                                     $  30         $ (121)       $ (91)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the level of historical taxable income, anticipation of future taxable income over the periods which the deferred tax assets are deductible, reversal of the temporary differences which gave rise to the deferred tax liabilities, and available tax planning strategies, management believes it is more likely than not the Company will realize these deferred tax assets.
As part of the fiscal year end adjustments to the provision for income taxes, approximately $400 of the tax benefits related to net loss carryforwards was incurred prior to the fourth quarter. At June 30, 1995, the Company has $2,089 of net operating loss carryforwards to offset taxable income. These carryforwards expire on various dates ranging from $67 in 1998, $618 in 2010 and $1,404 do not expire. Net operating losses of $600 have been carried back to offset prior years taxable income.
                                       20

The sources of deferred income taxes not restated to reflect the new accounting standard for 1993 and their tax effect are as follows:

                                                                         1993
Inventory capitalization                                                 $ (42)
Depreciation                                                                11
Vacation and other payroll related accruals                                 28
Provision for bad debts                                                     (9)
Pension expense                                                             (9)
Forward exchange contracts                                                   2
Deferred compensation                                                      (49)
Other, net                                                                 (65)
                                                                         $(133)

At June 30, 1995, the Company has not recognized a deferred tax liability of $75 for the cumulative amount of undistributed income of its foreign subsidiaries, because there are no plans to pay dividends in the foreseeable future. As of June 30, 1995, undistributed income of the foreign subsidiaries was approximately $1,480.
6. PENSION PLANS
The Company has pension plans covering substantially all full-time domestic employees and certain foreign employees. The benefits from the Company's domestic defined benefit plan are based upon years of service and the employee's average earnings for the five highest consecutive years of compensation during the ten years immediately preceding retirement. The Company's funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, and any such additional amounts as the Company may determine to be appropriate from time to time. Annual provisions for accrued pension costs are based on independent actuarial valuations.
The Plan's funded status and amounts recognized in the Company's consolidated financial statements at June 30 for its United States pension plan are as follows:

                                                                               1995         1994         1993
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits
     (1995, $3,610; 1994, $3,679 and 1993, $3,547)                            $ 3,649      $(3,713)     $(3,572)
  Projected benefit obligation for service rendered to date                   $(4,882)     $(5,043)     $(5,267)
Plan assets                                                                     4,138        3,784        3,740
Plan assets less than projected benefit obligation                               (744)      (1,259)      (1,527)
Unrecognized prior service cost                                                   192          207          315
Unrecognized net loss from past experience different from that assumed            435        1,105        1,418
Unrecognized net asset at July 1, 1986, net of amortization                      (148)        (164)        (181)
Prepaid (accrued) pension cost                                                $  (265)     $  (111)     $    25

The Company's net periodic pension expense for the years ended June 30, 1995, 1994 and 1993 include the following components:

                                                                                      1995      1994       1993
Net periodic pension cost included the following components:
  Service cost-benefits earned during the period                                      $243      $ 233      $159
  Interest cost on projected benefit obligation                                        344        345       328
  Net amortization and deferral                                                        180       (162)       77
                                                                                       767        416       564
  Less actual return on assets and employee contributions                              530        176       421
Net periodic pension cost                                                             $237      $ 240      $143

The weighted average discount rates used in determining the actuarial present value of the projected benefit obligations were 7.75 percent for 1995 and 7.0 percent for 1994 and 1993. The rate of increase for future compensation levels used in determining the obligation was 5.5 percent for 1995, 1994 and 1993. The expected long-term rate of return on plan assets in 1995, 1994 and 1993 was 9.0 percent.
Pension assets are held under a group annuity contract with an insurance company. Certain amounts are commingled with the general assets of the insurance company and the remainder is invested in separate accounts, which include domestic equity, domestic government, corporate and private placement bonds and domestic real estate equity, of the insurance company. These amounts are valued at contract value and fair value, respectively.
The pension expense relating to the foreign subsidiary's insured pension and disability plan amounted to $76, $69 and $103 in 1995, 1994 and 1993, respectively. Benefits are based on years of service and the average of the last five years annual earnings.
The Company provides certain supplemental retirement benefits to the President. Expenses related to these benefits were approximately $132 in 1995 and in 1994. The agreement contains a change in control provision that would accelerate the payment of these benefits. The maximum liability under this agreement, in such event, would be approximately $650,000.
On October 3, 1994, the Board of Directors adopted a deferred compensation agreement, which supersedes the previous arrangement dated November 1, 1985, with Hugo N. Surmonte, Chairman of the Board of Directors. The deferred compensation agreement requires the Company pay Mr. Surmonte $150 per year, after his retirement from the Company and during his lifetime, and if Mr. Surmonte's death precedes his spouse's death, that such amounts shall be paid to his spouse for the remainder of her life. On October 5, 1994, Mr. Surmonte retired from the Company. On October 10, 1994, Mr. Surmonte died and per the agreement his widow, Marie G. Surmonte, age 84, receives the benefit. During fiscal year 1995, the Company paid $113 to Mr. Surmonte's widow and at June 30, 1995, the Company has recorded a liability of $297 for this obligation.
7. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The Company's subsidiary, Bontex S.A., was a defendant in a lawsuit filed by a former employee of Georgia Bonded Fibers, Inc. who claimed termination indemnities. The Company accrued $363 in prior years with respect to this lawsuit. On June 28, 1993, the Company was advised that the case had been closed with no award for damages to the former employee. Accordingly, selling, general and administrative expenses for 1993 include a credit resulting from the reversal of the related contingency accrual.
Further, Bontex S.A. was granted a credit totaling $352 from their pension insurance carrier related to the Bontex S.A.'s pension contributions paid in prior years on behalf of the former employee. Accordingly, selling, general and administrative expenses for 1993 have been reduced by the amount of the credit.
8. FINANCIAL INSTRUMENTS
The Company uses various financial instruments in the normal course of business. By their nature, all such instruments involve risk, and the Company's maximum potential loss may exceed amounts recorded in the balance sheet. As is customary for these types of instruments, the Company does not require collateral or other security from other parties to these instruments. However, because the Company manages exposure to credit risk through credit approvals, credit limits and monitoring procedures, the Company believes that reserves for losses are adequate.
FOREIGN EXCHANGE CONTRACTS-Bontex S.A. enters into a number of foreign exchange contracts, including forward and option contracts, to manage the exposure of sales denominated in U.S. dollars to changes in foreign currency exchange rates. The foreign exchange contracts mature at various dates and the maximum risk of loss on these contracts is limited to the amount of the difference between a higher market rate and the contract rate at the date of contract delivery. Contract amounts and unrealized gain (loss) of the Company's foreign exchange contracts at June 30, 1995 and 1994 are as follows:

                                                            1995        1994
Forward contracts amount                                   $   --      $4,000
Purchased option contract                                   5,000          --
Unrealized gain                                            $   --      $  267

INTEREST RATE SWAPS-During 1994, the Company entered into a number of interest rate swap agreements for $2,782 of its debt. These swap agreements provide for the payment of interest based on fixed rates ranging from 6.15 percent to 8.62 percent, and remain unchanged over the term of the agreements. The floating rates of the debt agreements are based on the Brussels Inter Bank Offering Rate (BIBOR) or the London Inter Bank Offered Rate (LIBOR) and are reset every 90 days based on market conditions. The agreements expire in December 1996 and June 1997 and 1999. The nature of the swap agreements changes certain variable rate debt to fixed rate debt. Interest rate differentials paid or received under these swaps are recognized over the life of the contracts as adjustments are made to the effective yield of the underlying debt. An interest premium of $20 was paid during 1995. In the event of lowering BIBOR or LIBOR rates, the Company may be exposed to the higher fixed rates. Furthermore, the Company may be exposed to a credit loss in the event of nonperformance by the other party to an interest rate swap agreement. However, the Company does not anticipate such nonperformance.
FAIR VALUE OF FINANCIAL INSTRUMENTS-The following assumptions were used by the Company to estimate the fair value of its financial instruments: The carrying amounts reported in the balance sheet for cash, cash equivalents, notes payable and long-term debt to banks approximate fair value. The fair value of long-term debt is estimated using discounted cash flows based on the Company's incremental borrowing rates. Unrealized gains or losses on the fair value of foreign exchange contracts and interest rate swap agreements are estimated based on current interest and foreign exchange rates.
The contract or notional amounts and estimated fair value of the Company's material off balance sheet financial instruments at June 30, 1995 are as follows:

                                                                           CONTRACT OR
                                                                            NOTIONAL
                                                                             AMOUNT        FAIR VALUE
Interest rate swaps                                                          $ 2,782          $ (57)
Purchased option contract                                                    $ 5,000          $  68

9. COMMITMENTS AND CONTINGENCIES
ENVIRONMENTAL MATTERS-As with all fiberboard manufacturers, the Company is subject to various federal, state, foreign and local agencies concerning compliance with environmental control statutes and regulations. These regulations impose limitations on the discharge of contaminants into the environment, including effluent and emission limitations, as well as require the Company to obtain and operate in compliance with the conditions of permits and other government authorizations. Failure to comply with applicable environmental control standards could result in additional expenditures, interruption or suspension of operations at the affected facilities.
The Company has made and intends to continue to make capital investments, operating expenditures, and production adjustments in connection with compliance to environmental laws and regulations. Since the Company is essentially comprised of two fiberboard plants, water quality discharge remains the primary environmental concern. A private water quality consulting firm has completed an extensive analysis and plans for compliance at both plants have been implemented.
On July 22, 1994, the Company entered into a Special Consent Order with the Virginia Department of Environmental Quality committing the Company to construct a waste water treatment facility to address certain effluent limitations in its Virginia Pollution Discharge Elimination Permit. This waste treatment facility is estimated to cost a total of $1,400 and is scheduled to be completed by January 1, 1996, in accordance with the construction schedule in the Consent Order.
The Belgium government has imposed new regulations requiring a formal water treatment plant to be installed at Bontex S.A. The first phase for the construction of the waste treatment facility in Belgium is anticipated to be completed in February 1996 at an estimated cost of $1,400.
Estimates of future costs for environmental compliance may differ from final costs due to, among other things, continued emergence of new environmental laws and regulations, as well as technological developments. At the present time, the Company anticipates that consolidated capital expenditures for environmental compliance during fiscal 1996 will aggregate $2,200, however, this estimate could change due to ultimate circumstances. Compliance with existing environmental regulations is not expected to have a materially adverse effect on the Company's earnings, financial or competitive position.
LITIGATION-In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. There are no legal proceedings, lawsuits or other claims pending against or involving the Company which, in the opinion of management, will have a material adverse impact upon the consolidated results of operations or financial condition of the Company.
LEASES-Rental expenses for all operating leases amounted to $112, $84 and $20 in 1995, 1994 and 1993, respectively.
                                       23

                          INDEPENDENT AUDITORS' REPORT
     The Board of Directors and Stockholders
       of Georgia Bonded Fibers, Inc.:
     We have audited the accompanying consolidated balance sheets of Georgia Bonded Fibers, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia Bonded Fibers, Inc. and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1995, in conformity with generally accepted accounting principles.
     As discussed in notes 1 and 5 to the consolidated financial statements, the Company changed its method of accounting for income taxes on July 1, 1993 to adopt the provisions of Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES.

                                        (Signature of KPMG Peat Marwick LLP)
     Roanoke, Virginia
     August 11, 1995, except for
       note 4, as to which the date
       is August 25, 1995
                                       24

 DIRECTORS AND EXECUTIVE OFFICERS
                JAMES C. KOSTELNI (|) Chairman of the Board, President, Chief
                                      Executive Officer, Director
              JEFFREY C. KOSTELNI   Treasurer and Chief Financial Officer
                   DAVID A. DUGAN   Controller and Corporate Secretary, Director
                  LARRY E. MORRIS   Technical and Sales Director, Director
                MICHAEL J. BRETON   Corporate Director of International Operations,
                                      Director
           CHARLES W. J. KOSTELNI   Assistant Controller
              PATRICIA S. TISCHIO   Assistant Corporate Secretary, Director
                WILLIAM J. BINNIE * Director
          W. J. BINNIE ASSOCIATES
              WILLIAM B. D'SURNEY   Director
                 PRIVATE INVESTOR
                FRANK B. MAYORSHI (|)* Director
                 PRIVATE INVESTOR
           DR. JOSEPH F. RAFFETTO   Director
                RETIRED PHYSICIAN
                  ROBERT J. WEEKS (|)* Director
                 PRIVATE INVESTOR
                                    (|) Member of Executive Committee
                                    * Member of Audit Committee
                          COUNSEL
      WOODS, ROGERS & HAZELGROVE,   Roanoke, Virginia
                           P.L.C.
                 ATTORNEYS AT LAW
             INDEPENDENT AUDITORS
            KPMG PEAT MARWICK LLP   Roanoke, Virginia
     CERTIFIED PUBLIC ACCOUNTANTS
                   TRANSFER AGENT
     RESISTRAR & TRANSFER COMPANY   Cranford, New Jersey

LOCATIONS
UNITED STATES MANUFACTURING
   BONTEX
   ONE BONTEX DRIVE
   BUENA VISTA, VIRGINIA 24416-0751
   800-733-4234
EUROPEAN HEADQUARTERS AND MANUFACTURING
   BONTEX S.A.
   RUE SLAR
   4801 STEMBERT, BELGIUM
SALES AND DISTRIBUTION CENTERS
   BONTEX ITALIA S.R.L.
   VIA FRANCA. L
   37069 VILLAFRANCA (VERONA)
   ITALY
  BONTEX DE MEXICO, S. A. DE C. V.
   BOULEVARD MARIANO EXCOBEDO #801
   COLONIA ANDRADE, C. P. 37370
   LEON, GUANAJUATO
   MEXICO
INTERNATIONAL LIAISON OFFICES
   BONTEX AUSTRALIA
   20 MUNRO STREET
   MACLEOD VIC 3085
   AUSTRALIA
  BONTEX KOREA
   RM. 601, SONG NAM BLDG.
   76-1, 4GA, CUNG ANG-DONG
   CHUNG-GU, BUSAN, KOREA
  BONTEX TAIWAN
   8F1, NO. 52, SEC. 2
   CHUNG SHAN N. RD.
   TAIPEI, 10419, TAIWAN
NORTH AMERICAN WAREHOUSE FACILITIES
   NEWARK, NEW JERSEY
   FRANKLIN, TENNESSEE
   ST. LOUIS, MISSOURI
   CAMBRIDGE, ONTARIO, CANADA
   MONTREAL, QUEBEC, CANADA
   VILLAGE HURON, QUEBEC, CANADA
SHAREHOLDERS' INFORMATION
CORPORATE HEADQUARTERS, SALES
AND DISTRIBUTION CENTER
  GEORGIA BONDED FIBERS, INC.
  15 NUTTMAN STREET
  NEWARK, NEW JERSEY 07103
ANNUAL MEETING
  11:00 A.M. OCTOBER 19, 1995
  BEST WESTERN INN AT HUNT RIDGE
  WILLOW SPRINGS DRIVE
  LEXINGTON, VIRGINIA 24450
INDEPENDENT AUDITORS
  KPMG PEAT MARWICK LLP
  213 SOUTH JEFFERSON STREET
  ROANOKE, VIRGINIA 24011
REGISTRAR AND TRANSFER AGENT
  REGISTRAR AND TRANSFER COMPANY
  10 COMMERCE DRIVE
  POST OFFICE BOX 1010
  CRANFORD, NEW JERSEY 07106
FORM 10-K
  A COPY OF THE COMPANY'S 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER. REQUESTS SHOULD BE SENT TO THE ATTENTION OF:
CONTROLLER
  GEORGIA BONDED FIBERS, INC.
  ONE BONTEX DRIVE
  BUENA VISTA, VIRGINIA 24416-0751
(Georgia Bontex logo appears here)
(Georgia Bontex logo appears here)IS A REGISTERED TRADEMARK OF GEORGIA
BONDED FIBERS, INC.
GEORGIA BONDED FIBERS, INC, IS AN EQUAL OPPORTUNITY EMPLOYER.

                        (Recycle logo appears here) Printed on recycled paper

                        BONTEX(Register Mark) On
                            The Environment.

(Cartoon appears here showing a man and woman talking about the BONTEX(Register Mark) 200 recycled and the BONTEX(Register Mark) 300 recycled)

      BONTEX(Register Mark) through significant R&D efforts has perfected BONTEX(Register Mark) 200 RECYCLED and BONTEX(Register Mark) 300 RECYCLED insole materials from 100% recovered paper, with a minimum 80% "post-consumer waste".

      BONTEX(Register Mark) 200 RECYCLED and BONTEX(Register Mark) 300 RECYCLED have high performance qualities such as internal bond, perspiration resistance, flexibility, resistance to aging, stability in hot, cold or wet conditions.

      All BONTEX(Register Mark) products are MORI-FRESH(Register Mark) treated to resist mold-type growth related to bacteria and fungi.

      BONFOAM(Register Mark), SUREFOAM(Register Mark), MAXXON(Register Mark) cushion insole products can be combined to any BONTEX(Register Mark) product.

      BONTEX(Register Mark) 200 RECYCLED has been designed for all types of light and medium durability footwear while BONTEX(Register Mark) 300 RECYCLED has been designed for high performance footwear such as men's, women's, children's athletic outdoor and heavy duty footwear. BONTEX(Register Mark) 300 can be used in any type of footwear, including GOODYEAR WELT applications without a full sockliner.

      BONTEX(Register Mark) 200 RECYCLED and BONTEX(Register Mark) 300 RECYCLED cut and skive easily and can be used in handbags, luggage, leathergoods, backing stiffener, laminating base, plumper stock, and headwear visorboard, brims and sizebands.

      BONTEX(Register Mark) products are distributed globally through representatives and distributors in 72 markets. Liaison offices:
BONTEX(Register Mark) Korea-Pusan, Korea; BONTEX(Register Mark) Taiwan - Taipei, Taiwan; BONTEX(Register Mark) Philippines - Metro Manila,
Philippines; BONTEX(Register Mark) Indonesia - Jakarta, Indonesia; BONTEX(Register Mark) Thailand - Bangkok, Thailand;
BONTEX(Register Mark) Hong Kong - Central District, Hong Kong.

      Please call, write or fax BONTEX(Register Mark) for samples.

(Georgia Bontex logo appears here)

(American Podiatric Medical Association and SATRA Footwear Technology Centre logos appear here)

BONTEX(Register Mark): One BONTEX(Register Mark) Drive, Buena Vista, VA 24416-0751. (703) 261-2181, Fax: (703) 261-3784 Telex: 7607542.
Manufactured: BONTEX(Register Mark) Buena Vista, VA 24416-0751.
BONTEX(Register Mark) S.A. Stemberg, Belgium. Distributed and converted by:
BONTEX(Register Mark) Italia S.R.L., Villafranca, Verona, Italy.
BONTEX(Register Mark) de Mexico, Leon, Mexico.

Q.  WHAT IS COSSETTING?
A.  CONSUMERS CALL IT COMFORTABLE!

(Photo of the bottom insole of a shoe with the following call-outs:
BONTEX(Register Mark) 244W, Dual Density Bonfoam(Register Mark) Cushion, Contour(Register Mark)-Maxxon(Register Mark) Cushion, Fabric Cover, BONFOAM(Register mark) Cushion Heel Pad and Fabric Heel Pad Cover.)

  BONFOAM(Register Mark)/CONTOUR(Register Mark)-MAXXON(Register Mark)

      BONFOAM(Register Mark)/CONTOUR(Register Mark)-MAXXON(Register Mark)
DUAL DENSITY CUSHION INSOLES from BONTEX(Register Mark) meets the challenge of providing comfort and protecting feet from harsh environmental discomforts. Whether the footwear you manufacture is bound for hard ground, wet and cold conditions, high impact and abrasive conditions or just leisure wear, BONFOAM(Register Mark)/CONTOUR(Register Mark)-MAXXON(Register Mark) DUAL DENSITY CUSHION INSOLES combined with BONTEX(Register Mark) reduces internal shoe discomforts and provides cossetting.

      BONFOAM(Register Mark)/CONTOUR(Register Mark)-MAXXON(Register Mark) DUAL DENSITY CUSHION INSOLES combined with BONTEX(Register Mark) enables the shoe bottom to conform elastically to the shape of the foot and distribute pressure during any activity.

      The dynamic interaction between the foot and weight transfer is accommodated and high pressure points are minimized. Also, BONFOAM(Register Mark)-MAXXON(Register Mark) CUSHION INSOLES have moisture vapor transmission properties.

      With BONFOAM(Register Mark)/CONTOUR(Register Mark)-MAXXON(Register Mark) DUAL DENSITY CUSHION INSOLES combined with BONTEX(Register Mark) consumers will see and feel comfort at the point of purchase when trying on your footwear in the store.

      BONTEX(Register Mark) has created materials for handbags, luggage and headwear, too. BONTEX(Register Mark) products are designed to be "environmentally friendly". BONTEX(Register Mark) uses recycled and primary cellulose fibers originally derived from trees, a renewable resource.

     Please call, write, or fax BONTAX(Register Mark) for samples.

(Georgia Bontex logo appears here)

(American Podiatric Medical Association and SATRA Footwear Technology Centre logos appear here)

BONTEX(Register Mark): One BONTEX(Register Mark) Drive, Buena Vista, VA 24416-0751. (703) 261-2181, Fax: (703) 261-3784 Telex: 7607542.
Manufactured: BONTEX(Register Mark) Buena Vista, VA 24416-0751.
BONTEX(Register Mark) S.A. Stemberg, Belgium. Distributed and converted by:
BONTEX(Register Mark) Italia S.R.L., Villafranca, Verona, Italy.
BONTEX(Register Mark) de Mexico, Leon, Mexico.

             BONTEX(Register Mark)/SUR-V-LON(Register Mark)
                 (Photo of luggage with the Bontex tag)
                              hangs tough!

      When you hang a BONTEX(Register Mark)/SUR-V-LON(Register Mark) tag on your luggage, attache, portfolio, or handbag, you get high performance products that hang tough.

      BONTEX(Register Mark)/SUR-V-LON(Register Mark) have traveled the world over for many years and make reliable first class traveling companions.

      BONTEX(Register Mark) products are designed to be "environmentally friendly" because we use primary and recycled cellulose fibers originally derived from trees, a renewable natural resource.

      All BONTEX(Register Mark) products are MORI-FRESH(Register Mark) treated to resist mold-type growth related to bacteria and fungi.

(A picture of the SUR-V-LON tag appears here)


     Please call, write, or fax BONTAX(Register Mark) for samples.

(Georgia Bontex logo appears here)

(American Podiatric Medical Association and SATRA Footwear Technology Centre logos appear here)

BONTEX(Register Mark): One BONTEX(Register Mark) Drive, Buena Vista, VA 24416-0751. (703) 261-2181, Fax: (703) 261-3784 Telex: 7607542.
Manufactured: BONTEX(Register Mark) Buena Vista, VA 24416-0751.
BONTEX(Register Mark) S.A. Stemberg, Belgium. Distributed and converted by:
BONTEX(Register Mark) Italia S.R.L., Villafranca, Verona, Italy.
BONTEX(Register Mark) de Mexico, Leon, Mexico.

                     BONTEX(Register Mark) PRODUCTS

                             A World Class
                                  Tag
                                 Team.

(Five pictures of tags of MAXXON(Register Mark), BONTEX(Register Mark), BON-FOAM(Register Mark) 400, BONTEX(Register Mark) VISOR and
SUR-V-LON appear on this page)


      When you tag your products with BONTEX(Register Mark), BONFOAM(Register Mark), MAXXON(Register Mark), or SUR-V-LON(Register Mark), you would have a world class tag team in your corner.

      BONTEX(Register Mark) products are tough, durable, light, and flexible. Every BONTEX(Register Mark) product is designed to be "environmentally friendly".

      All BONTEX(Register Mark) products are MORI-FRESH(Register Mark) treated to resist mold-type growth related to bacteria and fungi.

      BONTEX(Register Mark) uses primary and recycled cellulose fibers originally derived from trees, a renewable natural resource.

      Please call, write or fax BONTEX(Register Mark) today for samples.


(Georgia Bontex logo appears here)

(American Podiatric Medical Association and SATRA Footwear Technology Centre logos appear here)

BONTEX(Register Mark): One BONTEX(Register Mark) Drive, Buena Vista, VA 24416-0751. (703) 261-2181, Fax: (703) 261-3784 Telex: 7607542.
Manufactured: BONTEX(Register Mark) Buena Vista, VA 24416-0751.
BONTEX(Register Mark) S.A. Stemberg, Belgium. Distributed and converted by:
BONTEX(Register Mark) Italia S.R.L., Villafranca, Verona, Italy.
BONTEX(Register Mark) de Mexico, Leon, Mexico.